Exhibit 99.1

INX MAKES HISTORY WITH THE LISTING OF THE WORLD’S FIRST

SEC-REGISTERED DIGITAL SECURITY,

COLLAPSES TRADING FEES

NEW YORK, July 26th, 2021--INX Limited ("INX"), the owner of blockchain-based platforms for trading digital securities and cryptocurrencies, announces that the INX Token, which was previously offered in the world’s first public offering of a digital security registered with the US Securities and Exchange Commission (“SEC”), will be listed on the INX Securities trading platform at securities.inx.co on July 28th at 9:00am EDT.

In addition, INX announces it is reducing the trading fees on the INX Securities platform to only 0.2% for all digital securities listed on the platform, down from 2.5%.

INX’s vision is to be the preferred global regulated hub for digital assets on the blockchain, offering technology and related services for both primary and secondary markets. INX’s overall mission is to bring communities together and empower them with financial innovation. INX’s journey started with its initial public offering of the INX Token and continues with the development of regulated trading platforms for blockchain assets. INX is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

Co-founder and CEO, Shy Datika commented, “This listing of our registered digital security, trading on the blockchain, makes history. Blockchain securities are the future, and INX is leading the way. In my opinion, digital security trading fees have been at ridiculously lofty levels in this space. For digital securities to gain true acceptance, they have to be accessible to all, with low fees.”

In April, INX closed its IPO with $83.6 million in gross proceeds from over 7,300 retail and institutional investors. 92.9 million INX Tokens were sold in the IPO at a price of $0.90. It took INX over 950 days to bring the INX Token to market. It was then sold in a registered public offering and now finally opens for trading on its platform.

Since closing the IPO, the company has opened its cryptocurrency trading platform to the public and finalized its acquisition of Openfinance Securities, LLC (which has changed its name to INX Securities, LLC). It also purchased ILS Brokers, an interdealer broker, with $5 billion in monthly volume, to expand INX’s global institutional reach while focusing on lead generation, OTC trading, and the development of Bitcoin and Ethereum Non-Deliverable Forward contracts. In addition, the coming listing of the Japanese financial giant GMO Trust’s regulated Japanese Yen stable coin (GYEN) on the cryptocurrency trading platform further expands INX’s position in the growing blockchain ecosystem.

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About INX Limited

INX Limited provides regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX is led by an experienced team of business, finance, legal and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology following a regulatory path.

Forward Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Inquiries:

on behalf of INX Limited

Denise Weaver

Pistol x Stamen

Tel: 310-721-6710

Email: dweaver@pistolandstamen.com

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